LEGION CAPITAL CORPORATION

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

March 5, 2021

Response Letter

Ms. Jessica Livingston

Division of Corporate Finance

Securities and Exchange Commission

Washington D.C

Re: Legion Capital Corporation Form 1-A

Post Qualification Amendment No. 4

File No. 024-11123

Dear Ms. Livingston,

In response to your oral comments delivered by telephone on March 4, 2021, we filed an Amended Form 1-A POS on March 4, 2021. We amended the offering document as follows:

1.	We added the OTCCX as a quotation medium in Part I item 1.

2.	We revised the net income (loss) number to be consistent with the June 30 net income (loss) number and adjusted the earnings per share accordingly.

Thank you for your consideration in this matter.

Very Truly Yours,

/s/ James S. Byrd, Jr.
James S. Byrd, Jr.
Chairman and CEO
Legion Capital Corporation